Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated (in thousands):

	Year Ended December 31,
	2003	2002	2001	2000	1999
Earnings:

Net loss	$(22,698)	$(37,173)	$(44,928)	$(19,851)	$(8,708)

Fixed charges	3,584	1,391	1,125	1,366	761
Less: Interest Capitalized	—	—	—	—	—

Total Earnings:	(19,114)	(35,782)	(43,803)	(18,485)	(7,947)
Fixed Charges:
Interest expense	2,460	280	322	131	27
Portion of rent expense representative of interest	1,124	1,111	803	263	132

Preferred stock dividends	—	—	—	972	602

Total Fixed Charges	$3,584	$1,391	$1,125	$1,366	$761

Ratio of earnings to fixed charges (1)	—	—	—	—	—

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of net loss plus fixed charges. Fixed charges consist of interest expense, amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental payments under operating leases we believe to be representative of interest. Earnings were insufficient to cover fixed charges for these periods. The amount of the coverage deficiency was $7,947, $18,485, $43,803, $35,782 and $19,114 for the years ended December 31, 1999, 2000, 2001, 2002 and 2003, respectively.